Exhibit 99.1

Linde Reports First-Quarter 2022 Results

First-Quarter Highlights

➢	Sales $8.2 billion, up 13% versus prior-year quarter
➢	Operating profit $1.5 billion; adjusted operating profit $1.9 billion, up 13%
➢	Operating profit margin 18.0%; adjusted operating profit margin 23.2%, up 130 basis points ex. cost pass-through
➢	EPS $2.30; adjusted EPS $2.93, up 18%
➢	Increased full-year 2022 adjusted EPS guidance to $11.65 - $11.90, represents 9% to 11% growth year-over-year

Woking, UK, April 28, 2022 – Linde plc (NYSE: LIN; FWB: LIN) today reported first-quarter 2022 income from continuing operations of $1,174 million and diluted earnings per share of $2.30, up 20% and 24% respectively. Excluding Linde AG purchase accounting impacts and other charges, adjusted income from continuing operations was $1,500 million, up 14% versus prior year. Adjusted earnings per share was $2.93, 18% above prior year and 6% higher sequentially.

Linde’s sales for the first quarter were $8,211 million, 13% above prior year. Compared to prior year, underlying sales increased 9%, including 6% price attainment and 3% higher volumes, mostly from the manufacturing, chemicals and energy end markets. Sequentially, underlying sales grew 2% driven by 3% higher pricing partially offset by seasonally lower volumes.

First-quarter operating profit was $1,480 million. Adjusted operating profit of $1,905 million was up 13% versus prior year led by higher price, strong volumes and continued productivity initiatives across all segments. Excluding the effects of cost pass-through, adjusted operating margins expanded 130 basis points versus prior year.

First-quarter operating cash flow of $2,000 million more than covered capital expenditures of $649 million resulting in free cash flow of $1,351 million. During the quarter, the company returned $2,301 million to shareholders through dividends and stock repurchases, net of issuances.

Commenting on the financial results and business outlook, Chief Executive Officer Sanjiv Lamba said, “Linde employees delivered another strong quarter of quality financial results with ROC reaching a new record of 18.9% and operating margins expanding 130 basis points excluding cost-pass through. In addition, EPS grew 18% to an all-time high of $2.93. The business model continues to deliver in any environment, demonstrating resiliency during economic downturns and significant growth during the recovery.”

Lamba continued, “Looking ahead, the geopolitical and macro environment has become more uncertain, but I have confidence the company will continue to deliver on commitments to shareholders.”

For the second quarter of 2022, Linde expects adjusted diluted earnings per share in the range of $2.90 to $3.00, up 7% to 11% versus prior-year quarter. This guidance assumes flat currency sequentially and a headwind of 3% year-over-year.

For the full year 2022, the company expects adjusted diluted earnings per share to be in the range of $11.65 to $11.90, up 9% to 11% versus prior year or 11% to 13% excluding currency headwind. This guidance range excludes contribution from Russian earnings by the second half of 2022 as the company continues to scale back Russian operations and wind down engineering projects affected by sanctions. Full-year capital expenditures are expected to be in the range of $3.0 billion to $3.4 billion to support maintenance and growth requirements including the $3.5 billion contractual sale of gas project backlog.

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First-Quarter 2022 Results by Segment

Americas sales of $3,241 million grew 14% versus prior-year quarter and 3% sequentially. Compared with first quarter 2021, underlying sales increased 10% driven by 5% higher pricing and 5% higher volume, primarily in the manufacturing, chemicals and energy end markets. Sequentially, underlying sales grew 3%, with pricing up 2% and volumes growing 1%. Operating profit of $904 million was 27.9% of sales, 10 basis points below prior year or 100 basis points higher when excluding the effects of cost pass-through.

APAC (Asia Pacific) sales of $1,602 million were 12% above prior year and up 1% sequentially. Compared to prior year, underlying sales grew 10% driven by 4% price attainment and 6% volume growth, primarily in the electronics, chemicals and energy end markets plus project start-ups. Sequentially, higher pricing of 1% was offset by seasonally lower volumes. Operating profit of $399 million was 24.9% of sales, 50 basis points above prior year or 140 basis points higher when excluding the effects of cost pass-through.

EMEA (Europe, Middle East & Africa) sales of $2,148 million were up 19% versus prior year and grew 4% sequentially. Compared with first-quarter 2021, underlying sales grew 11%, led by higher pricing. Sequentially, underlying sales grew 2% with 5% pricing, partially offset by lower volumes. Operating profit of $503 million was 23.4% of sales, 170 basis points below prior year or 170 basis points higher when excluding the effects of cost pass-through.

Linde Engineering sales were $728 million, 8% above prior year, and operating profit was $143 million or 19.6% of sales. Order intake for the quarter was $645 million and third-party sale of equipment backlog was $2.2 billion.

Earnings Call

A teleconference on Linde’s first-quarter 2022 results is being held today at 09:00 am EDT.

Live conference call	US Toll-Free Dial-In Number: 888 204 4368 Germany Toll-Free Dial-In Number: 0800 589 4609 UK Toll-Free Dial-In Number: 0800 358 6377 Access code: 5586070
Live webcast (listen-only)	https://investors.linde.com/events-presentations Short URL: https://t1p.de/i2ho

Materials to be used in the teleconference are also available on the website.

About Linde

Linde is a leading global industrial gases and engineering company with 2021 sales of $31 billion (€26 billion). We live our mission of making our world more productive every day by providing high-quality solutions, technologies and services which are making our customers more successful and helping to sustain and protect our planet.

The company serves a variety of end markets including chemicals & energy, food & beverage, electronics, healthcare, manufacturing, metals and mining. Linde’s industrial gases are used in countless applications, from life-saving oxygen for hospitals to high-purity & specialty gases for electronics manufacturing, hydrogen for clean fuels and much more. Linde also delivers state-of-the-art gas processing solutions to support customer expansion, efficiency improvements and emissions reductions.

For more information about the company and its products and services, please visit www.linde.com

Adjusted amounts, free cash flow and return on capital are non-GAAP measures. See the attachments for a summary of non-GAAP reconciliations and calculations for adjusted amounts.

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Attachments: Summary Non-GAAP Reconciliations, Statements of Income, Balance Sheets, Statements of Cash Flows, Segment Information and Appendix: Non-GAAP Measures and Reconciliations.

*Note: We are providing adjusted earnings per share (“EPS”) guidance for 2022. This is a non-GAAP financial measure that represents diluted earnings per share from continuing operations (a GAAP measure) but excludes the impact of certain items that we believe are not representative of our underlying business performance, such as cost reduction and other charges, any impairment or other charges related to scaling back operations in Russia as actions are defined and executed and as sanctions are enacted that impact the Company’s operations, the impact of potential divestitures or other potentially significant items. Given the uncertainty of timing and magnitude of such items, we cannot provide a reconciliation of the differences between the non-GAAP adjusted EPS guidance and the corresponding GAAP EPS measure without unreasonable effort.

Conflict between Russia and Ukraine

In response to the Russian invasion of Ukraine, multiple jurisdictions, including Europe and the U.S., have imposed several tranches of economic sanctions on Russia.

In 2021, Linde’s industrial gas business generated approximately 1% of consolidated Linde sales from Russia. Total assets in Russia represent approximately 1% of consolidated Linde assets. Sales and total assets in Ukraine are immaterial. As of March 31, 2022, Linde has approximately $2 billion recorded in contract liabilities within the condensed consolidated balance sheet related to engineering projects in Russia.

Linde continues to closely monitor the situation in Ukraine and has taken steps to ensure the safety of its employees and the continuous delivery of critical medical oxygen. Linde is working with the relevant governments and authorities to ensure the company fully complies with international sanctions and is safely winding down affected projects in Russia. During the first quarter of 2022, engineering projects being executed for Russia that are currently or expected to be impacted by sanctions and thus being wound down were approximately $0.35 billion of sales. Linde has suspended all business development for new projects and is scaling back its operations in Russia by ceasing to supply certain customers and starting the process to divest industrial assets to reduce its footprint in the country.

It is possible that Linde may incur impairment and other charges in future quarters as these actions are defined and executed and as further sanctions are enacted that impact the Company’s operations in Russia, including industrial gases and engineering. Any charges related to such impairments or obligation to satisfy any residual contract liabilities may have an adverse effect on Linde’s result of operations or cash flows.

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Forward-looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. They are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances, including trade conflicts and tariffs; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics, pandemics such as COVID-19 and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause future results or circumstances to differ materially from adjusted projections, estimates or other forward-looking statements.

Linde plc assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A. Risk Factors in Linde plc’s Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 28, 2022 which should be reviewed carefully. Please consider Linde plc’s forward-looking statements in light of those risks.

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LINDE PLC AND SUBSIDIARIES

SUMMARY NON-GAAP RECONCILIATIONS

(UNAUDITED)

The following adjusted amounts are Non-GAAP measures and are intended to supplement investors’ understanding of the company’s financial statements by providing measures which investors, financial analysts and management use to help evaluate the company’s operating performance. Items which the company does not believe to be indicative of ongoing business trends are excluded from these calculations so that investors can better evaluate and analyze historical and future business trends on a consistent basis. Definitions of these Non-GAAP measures may not be comparable to similar definitions used by other companies and are not a substitute for similar GAAP measures. See the “NON-GAAP MEASURES AND RECONCILIATIONS” starting on page 10 for additional details relating to the adjustments.

(Millions of dollars, except per share amounts)	Sales		Operating Profit		Income from Continuing Operations		Diluted EPS from Continuing Operations
Quarter Ended March 31	2022	2021	2022	2021	2022	2021	2022	2021
Reported GAAP Amounts	$8,211	$7,243	$1,480	$1,213	$1,174	$979	$2.30	$1.86
Cost reduction program and other charges (a)	—	—	(4)	(8)	(1)	(28)	—	(0.05)
Purchase accounting impacts - Linde AG (b)	—	—	429	483	327	361	0.63	0.68
Total adjustments	—	—	425	475	326	333	0.63	0.63
Adjusted amounts	$8,211	$7,243	$1,905	$1,688	$1,500	$1,312	$2.93	$2.49

(a) To adjust for cost reduction program and other charges; 2022 includes severance of $4 million and an other net benefit of $8 million for the quarter ended March 31, 2022.

(b) To adjust for purchase accounting impacts related to the merger.

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LINDE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Quarter Ended March 31,
(Millions of dollars, except per share data)	2022	2021
Sales	$8,211	$7,243
Cost of sales	4,798	4,054
Selling, general and administrative	802	787
Depreciation and amortization	1,112	1,166
Research and development	35	35
Cost reduction programs and other charges	(4)	(8)
Other income (expense) - net	12	4
Operating Profit	1,480	1,213
Interest expense - net	9	20
Net pension and OPEB cost (benefit), excluding service cost	(64)	(49)
Income From Continuing Operations Before Income Taxes and Equity Investments	1,535	1,242
Income taxes	369	268
Income From Continuing Operations Before Equity Investments	1,166	974
Income from equity investments	44	43
Income From Continuing Operations (Including Noncontrolling Interests)	1,210	1,017
Add: income from discontinued operations, net of tax	—	1
Income (Including Noncontrolling Interests)	1,210	1,018
Less: noncontrolling interests from continuing operations	(36)	(38)
Net Income – Linde plc	$1,174	$980

Net Income – Linde plc
Income from continuing operations	$1,174	$979
Income from discontinued operations	$—	$1

Per Share Data – Linde plc Shareholders
Basic earnings per share from continuing operations	$2.31	$1.87
Basic earnings per share from discontinued operations	—	—
Basic earnings per share	$2.31	$1.87
Diluted earnings per share from continuing operations	$2.30	$1.86
Diluted earnings per share from discontinued operations	—	—
Diluted earnings per share	$2.30	$1.86

Cash dividends	$1.17	$1.06

Weighted Average Shares Outstanding (000’s):
Basic shares outstanding (000’s)	507,152	522,459
Diluted shares outstanding (000’s)	511,410	526,927

Note: See page 10 for a reconciliation to adjusted amounts which are Non-GAAP.

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LINDE PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	March 31,	December 31,
(Millions of dollars, except per share data)	2022	2021
Assets
Cash and cash equivalents	$4,464	$2,823
Accounts receivable - net	4,845	4,499
Contract assets	100	134
Inventories	1,766	1,733
Prepaid and other current assets	1,082	970
Total Current Assets	12,257	10,159
Property, plant and equipment - net	25,595	26,003
Goodwill	26,822	27,038
Other intangibles - net	13,506	13,802
Other long-term assets	4,587	4,603
Total Assets	$82,767	$81,605
Liabilities and equity
Accounts payable	$3,387	$3,503
Short-term debt	2,549	1,163
Current portion of long-term debt	1,074	1,709
Contract liabilities	3,035	2,940
Other current liabilities	4,461	4,328
Total Current Liabilities	14,506	13,643
Long-term debt	12,833	11,335
Other long-term liabilities	11,038	11,186
Total Liabilities	$38,377	$36,164
Redeemable noncontrolling interests	13	13
Linde plc Shareholders’ Equity
Ordinary shares	1	1
Additional paid-in capital	39,972	40,180
Retained earnings	19,387	18,710
Accumulated other comprehensive income (loss)	(4,938)	(5,048)
Less: Treasury shares, at cost	(11,459)	(9,808)
Total Linde plc shareholders’ equity	42,963	44,035
Noncontrolling interests	1,414	1,393
Total Equity	$44,377	$45,428
Total Liabilities and Equity	$82,767	$81,605

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LINDE PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	Quarter Ended March 31,
(Millions of dollars)	2022	2021
Operations
Net income - Linde plc	$1,174	$980
Less: income from discontinued operations, net of tax and noncontrolling interests	—	(1)
Add: noncontrolling interests	36	38
Net income (including noncontrolling interests)	1,210	1,017
Adjustments to reconcile net income to net cash provided by operating activities:
Cost reduction programs and other charges, net of payments (a)	(34)	(76)
Depreciation and amortization	1,112	1,166
Accounts receivable	(340)	(178)
Contract assets and liabilities, net	192	191
Inventory	(35)	(60)
Payables and accruals	51	69
Pension contributions	(13)	(12)
Deferred income taxes and other	(143)	(8)
Net cash provided by operating activities	2,000	2,109
Investing
Capital expenditures	(649)	(762)
Acquisitions, net of cash acquired	(43)	(10)
Divestitures and asset sales	27	21
Net cash provided by (used for) investing activities	(665)	(751)
Financing
Debt increase (decrease) - net	2,546	681
Issuances of ordinary shares	10	17
Purchases of ordinary shares	(1,719)	(868)
Cash dividends - Linde plc shareholders	(592)	(553)
Noncontrolling interest transactions and other	(1)	(247)
Net cash provided by (used for) financing activities	244	(970)
Effect of exchange rate changes on cash and cash equivalents	62	(46)
Change in cash and cash equivalents	1,641	342
Cash and cash equivalents, beginning-of-period	2,823	3,754
Cash and cash equivalents, end-of-period	$4,464	$4,096

(a) Cost reduction programs and other charges were net benefits of $4 million and $8 million for the quarters ended March 31, 2022 and 2021, respectively. Related cash outflows were $30 million and $68 million for the quarters ended March 31, 2022 and 2021, respectively.

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LINDE PLC AND SUBSIDIARIES

SEGMENT INFORMATION

(UNAUDITED)

	Quarter Ended March 31,
(Millions of dollars)	2022	2021
Sales
Americas	$3,241	$2,840
EMEA	2,148	1,799
APAC	1,602	1,436
Engineering	728	674
Other	492	494
Total segment sales	$8,211	$7,243

Operating Profit
Americas	$904	$795
EMEA	503	451
APAC	399	351
Engineering	143	109
Other	(44)	(18)
Segment operating profit	1,905	1,688
Cost reduction programs and other charges	4	8
Purchase accounting impacts - Linde AG	(429)	(483)
Total operating profit	$1,480	$1,213

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LINDE PLC AND SUBSIDIARIES

APPENDIX

NON-GAAP MEASURES AND RECONCILIATIONS

(UNAUDITED)

The following Non-GAAP measures are intended to supplement investors’ understanding of the company’s financial information by providing measures which investors, financial analysts and management use to help evaluate the company’s operating performance and liquidity. Items which the company does not believe to be indicative of on-going business trends are excluded from these calculations so that investors can better evaluate and analyze historical and future business trends on a consistent basis. Definitions of these Non-GAAP measures may not be comparable to similar definitions used by other companies and are not a substitute for similar GAAP measures.

	2022	2021
(Millions of dollars, except per share data)	Q1	Q4	Q3	Q2	Q1
Adjusted Operating Profit and Operating Margin
Reported operating profit	$1,480	$1,337	$1,292	$1,142	$1,213
Add: Cost reduction programs and other charges	(4)	51	26	204	(8)
Add: Purchase accounting impacts - Linde AG (c)	429	453	492	491	483
Total adjustments	425	504	518	695	475
Adjusted operating profit	$1,905	$1,841	$1,810	$1,837	$1,688

Reported percentage change	22%	30%	33%	93%	65%
Adjusted percentage change	13%	14%	19%	39%	25%

Reported sales	$8,211	$8,298	$7,668	$7,584	$7,243

Reported operating margin	18.0%	16.1%	16.8%	15.1%	16.7%
Adjusted operating margin	23.2%	22.2%	23.6%	24.2%	23.3%

Adjusted Depreciation and amortization
Reported depreciation and amortization	$1,112	$1,135	$1,163	$1,171	$1,166
Less: Purchase accounting impacts - Linde AG (c)	(418)	(437)	(469)	(479)	(478)
Adjusted depreciation and amortization	$694	$698	$694	$692	$688

Adjusted Other Income (Expense) - net
Reported Other Income (Expense) - net	$12	$(23)	$10	$(17)	$4
Add: Purchase accounting impacts - Linde AG (c)	(11)	(16)	(23)	(12)	(5)
Adjusted Other Income (Expense) - net	$23	$(7)	$33	$(5)	$9

Adjusted Net Pension and OPEB Cost (Benefit), Excluding Service Cost
Reported net pension and OPEB cost (benefit), excluding service cost	$(64)	$(49)	$(45)	$(49)	$(49)
Add: Pension settlement charges	—	—	(4)	—	—
Adjusted Net Pension and OPEB cost (benefit), excluding service costs	$(64)	$(49)	$(49)	$(49)	$(49)

Adjusted Interest Expense - Net
Reported interest expense - net	$9	$31	$8	$18	$20
Add: Purchase accounting impacts - Linde AG (c)	10	10	10	15	18
Adjusted interest expense - net	$19	$41	$18	$33	$38

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LINDE PLC AND SUBSIDIARIES

APPENDIX

NON-GAAP MEASURES AND RECONCILIATIONS

(UNAUDITED)

	2022	2021
(Millions of dollars, except per share data)	Q1	Q4	Q3	Q2	Q1
Adjusted Income Taxes (a)
Reported income taxes	$369	$339	$321	$334	$268
Add: Purchase accounting impacts - Linde AG (c)	108	103	115	116	118
Add: Pension settlement charges	—	—	1	—	—
Add: Cost reduction programs and other charges	(3)	—	3	6	20
Total adjustments	105	103	119	122	138
Adjusted income taxes	$474	$442	$440	$456	$406

Adjusted Effective Tax Rate (a)
Reported income before income taxes and equity investments	$1,535	$1,355	$1,329	$1,173	$1,242
Add: Pension settlement charge	—	—	4	—	—
Add: Purchase accounting impacts - Linde AG (c)	419	443	482	476	465
Add: Cost reduction programs and other charges	(4)	51	26	204	(8)
Total adjustments	415	494	512	680	457
Adjusted income before income taxes and equity investments	$1,950	$1,849	$1,841	$1,853	$1,699

Reported Income taxes	$369	$339	$321	$334	$268
Reported effective tax rate	24.0%	25.0%	24.2%	28.5%	21.6%

Adjusted income taxes	$474	$442	$440	$456	$406
Adjusted effective tax rate	24.3%	23.9%	23.9%	24.6%	23.9%

Income from Equity Investments
Reported income from equity investments	$44	$38	$1	$37	$43
Add: Cost reduction programs and other charges (e)	—	—	35	—	—
Add: Purchase accounting impacts - Linde AG (c)	20	20	19	19	19
Total adjustments	20	20	54	19	19
Adjusted income from equity investments	$64	$58	$55	$56	$62

Adjusted Noncontrolling Interests from Continuing Operations
Reported noncontrolling interests from continuing operations	$(36)	$(30)	$(31)	$(36)	$(38)
Add: Purchase accounting impacts - Linde AG (c)	(4)	(4)	(4)	(2)	(5)
Adjusted noncontrolling interests from continuing operations	$(40)	$(34)	$(35)	$(38)	$(43)

Adjusted Income from Continuing Operations (b)
Reported income from continuing operations	$1,174	$1,024	$978	$840	$979
Add: Pension settlement charge	—	—	3	—	—
Add: Cost reduction programs and other charges	(1)	51	58	198	(28)

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LINDE PLC AND SUBSIDIARIES

APPENDIX

NON-GAAP MEASURES AND RECONCILIATIONS

(UNAUDITED)

Add: Purchase accounting impacts - Linde AG (c)	327	356	382	377	361
Total adjustments	326	407	443	575	333
Adjusted income from continuing operations	$1,500	$1,431	$1,421	$1,415	$1,312

	2022	2021
(Millions of dollars, except per share data)	Q1	Q4	Q3	Q2	Q1
Adjusted Diluted EPS from Continuing Operations (b)
Reported diluted EPS from continuing operations	$2.30	$1.98	$1.88	$1.60	$1.86
Add: Pension settlement charge	—	—	0.01	—	—
Add: Cost reduction programs and other charges	—	0.10	0.11	0.38	(0.05)
Add: Purchase accounting impacts - Linde AG	0.63	0.69	0.73	0.72	0.68
Total adjustments	0.63	0.79	0.85	1.10	0.63
Adjusted diluted EPS from continuing operations	$2.93	$2.77	$2.73	$2.70	$2.49

Reported percentage change	24%	37%	42%	84%	74%
Adjusted percentage change	18%	20%	27%	42%	32%

	Second Quarter 2022		Full Year 2022
Adjusted Diluted EPS from Continuing Operations Guidance (d)	Low End	High End	Low End	High End
2022 Adjusted Guidance	$2.90	$3.00	$11.65	$11.90
Adjusted percentage changes versus 2021 adjusted diluted EPS	7%	11%	9%	11%
Add: Estimated currency headwind/(tailwind)	3%	3%	2%	2%
Adjusted percentage change excluding currency	10%	14%	11%	13%

Adjusted EBITDA and % of Sales
Income from continuing operations	$1,174	$1,024	$978	$840	$979
Add: Noncontrolling interests related to continuing operations	36	30	31	36	38
Add: Net pension and OPEB cost (benefit), excluding service cost	(64)	(49)	(45)	(49)	(49)
Add: Interest expense	9	31	8	18	20
Add: Income taxes	369	339	321	334	268
Add: Depreciation and amortization	1,112	1,135	1,163	1,171	1,166
EBITDA from continuing operations	2,636	2,510	2,456	2,350	2,422
Add: Cost reduction programs and other charges	(4)	51	61	204	(8)
Add: Purchase accounting impacts - Linde AG	31	36	42	31	24
Total adjustments	27	87	103	235	16
Adjusted EBITDA from continuing operations	$2,663	$2,597	$2,559	$2,585	$2,438

Reported sales	$8,211	$8,298	$7,668	$7,584	$7,243
% of sales
EBITDA from continuing operations	32.1%	30.2%	32.0%	31.0%	33.4%
Adjusted EBITDA from continuing operations	32.4%	31.3%	33.4%	34.1%	33.7%

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(a) The income tax expense (benefit) on the non-GAAP pre-tax adjustments was determined using the applicable tax rates for the jurisdictions that were utilized in calculating the GAAP income tax expense (benefit) and included both current and deferred income tax amounts.

(b) Net of income taxes which are shown separately in “Adjusted Income Taxes and Effective Tax Rate”.

(c) The company believes that its non-GAAP measures excluding Purchase accounting impacts - Linde AG are useful to investors because: (i) the business combination was a merger of equals in an all-stock merger transaction, with no cash consideration, (ii) the company is managed on a geographic basis and the results of certain geographies are more heavily impacted by purchase accounting than others, causing results that are not comparable at the reportable segment level, therefore, the impacts of purchasing accounting adjustments to each segment vary and are not comparable within the company and when compared to other companies in similar regions, (iii) business management is evaluated and variable compensation is determined based on results excluding purchase accounting impacts, and; (iv) it is important to investors and analysts to understand the purchase accounting impacts to the financial statements.

A summary of each of the adjustments made for Purchase accounting impacts - Linde AG are as follows:

Adjusted Operating Profit and Margin: The purchase accounting adjustments for the periods presented relate primarily to depreciation and amortization related to the fair value step up of fixed assets and intangible assets (primarily customer related) acquired in the merger and the allocation of fair value step-up for ongoing Linde AG asset disposals (reflected in Other Income/(Expense)).

Adjusted Interest Expense - Net: Relates to the amortization of the fair value of debt acquired in the merger.

Adjusted Income Taxes and Effective Tax Rate: Relates to the current and deferred income tax impact on the adjustments discussed above. The income tax expense (benefit) on the non-GAAP pre-tax adjustments was determined using the applicable tax rates for the jurisdictions that were utilized in calculating the GAAP income tax expense (benefit) and included both current and deferred income tax amounts.

Adjusted Income from Equity Investments: Represents the amortization of increased fair value on equity investments related to depreciable and amortizable assets.

Adjusted Noncontrolling Interests from Continuing Operations: Represents the noncontrolling interests’ ownership portion of the adjustments described above determined on an entity by entity basis.

(d) We are providing adjusted earnings per share (“EPS”) guidance for 2022. This is a non-GAAP financial measure that represents diluted earnings per share from continuing operations (a GAAP measure) but excludes the impact of certain items that we believe are not representative of our underlying business performance, such as cost reduction and other charges, any impairment or other charges related to scaling back operations in Russia as actions are defined and executed and as sanctions are enacted that impact the Company’s operations, the impact of potential divestitures or other potentially significant items. Given the uncertainty of timing and magnitude of such items, we cannot provide a reconciliation of the differences between the non-GAAP adjusted EPS guidance and the corresponding GAAP EPS measure without unreasonable effort.

(e) Impairment charge related to a joint venture in the APAC segment.

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LINDE PLC AND SUBSIDIARIES

APPENDIX

NON-GAAP MEASURES AND RECONCILIATIONS

(UNAUDITED)

	2022	2021
(Millions of dollars)	Q1	Q4	Q3	Q2	Q1

Free Cash Flow (FCF) - Free cash flow is a measure used by investors, financial analysts and management to evaluate the ability of a company to pursue opportunities that enhance shareholder value. FCF equals cash flow from operations less capital expenditures.

Operating Cash Flow	$2,000	$3,233	$2,556	$1,827	$2,109
Less: Capital Expenditures	(649)	(839)	(741)	(744)	(762)
Free Cash Flow	$1,351	$2,394	$1,815	$1,083	$1,347

Net Debt - Net debt is a financial liquidity metric used by investors, financial analysts and management to evaluate the ability of a company to repay its debt and is calculated as total debt (excluding purchase accounting impacts) less liquid assets.

Debt	$16,456	$14,207	$16,727	$15,492	$15,750
Less: Cash and cash equivalents	(4,464)	(2,823)	(4,700)	(3,137)	(4,096)
Net debt	11,992	11,384	12,027	12,355	11,654
Less: Purchase accounting impacts - Linde AG	(50)	(61)	(72)	(84)	(98)
Adjusted net debt	11,942	11,323	11,955	12,271	11,556
Less: Net assets held for sale	—	—	(1)	(1)	(4)
Adjusted net debt less net assets held for sale	$11,942	$11,323	$11,954	$12,270	$11,552

After-tax Return on Capital and Adjusted After-tax Return on Capital (ROC) - After-tax return on capital is a measure used by investors, financial analysts and management to evaluate the return on net assets employed in the business. ROC measures the after-tax operating profit that the company was able to generate with the investments made by all parties in the business (debt, noncontrolling interests and Linde plc shareholders’ equity).

Reported income from continuing operations	$1,174	$1,024	$978	$840	$979
Add: noncontrolling interests from continuing operations	36	30	31	36	38
Add: interest expense - net	9	31	8	18	20
Less: tax benefit on interest expense - net *	(2)	(8)	(2)	(5)	(5)
Reported NOPAT	$1,217	$1,077	$1,015	$889	$1,032

Adjusted income from continuing operations	$1,500	$1,431	$1,421	$1,415	$1,312
Add: adjusted noncontrolling interests from continuing operations	40	34	35	38	43
Add: adjusted interest expense - net	19	41	18	33	38
Less: tax benefit on interest expense - net *	(5)	(10)	(5)	(8)	(10)
Adjusted NOPAT	$1,554	$1,496	$1,469	$1,478	$1,383

4-quarter trailing reported NOPAT	$4,198	$4,013	$3,765	$3,508	$3,115
4-quarter trailing adjusted NOPAT	$5,997	$5,826	$5,627	$5,389	$4,985

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LINDE PLC AND SUBSIDIARIES

APPENDIX

NON-GAAP MEASURES AND RECONCILIATIONS

(UNAUDITED)

	2022	2021
(Millions of dollars)	Q1	Q4	Q3	Q2	Q1
Equity and redeemable noncontrolling interests:

Redeemable noncontrolling interests	$13	$13	$13	$13	$13
Linde plc shareholders’ equity	42,963	44,035	44,323	45,777	46,210
Noncontrolling interests	1,414	1,393	1,401	1,438	1,410
Total equity and redeemable noncontrolling interests	$44,390	$45,441	$45,737	$47,228	$47,633

Reported capital	$56,382	$56,825	$57,763	$59,582	$59,283

Total equity and redeemable noncontrolling interests	$44,390	$45,441	$45,737	$47,228	$47,633
Add: Adjusted net debt less net assets held for sale	11,942	11,323	11,954	12,270	11,552
Less: Linde AG Goodwill (a)	24,256	24,256	24,256	24,256	24,256
Less: Linde AG Indefinite lived intangibles (a)	1,868	1,868	1,868	1,868	1,868
Adjusted capital	$30,208	$30,640	$31,567	$33,374	$33,061
(a) Represent opening balance sheet purchase accounting impacts of non-amortizing assets related to the Linde AG merger.

Ending capital (see above)	$56,382	$56,825	$57,763	$59,582	$59,283
5-quarter average ending capital	$57,967	$59,086	$59,960	$60,502	$60,584

Ending adjusted capital (see above)	$30,208	$30,640	$31,567	$33,374	$33,061
5-quarter average ending adjusted capital	$31,770	$32,875	$33,735	$34,261	$34,325

After-tax ROC (4 quarter reported NOPAT / 5-quarter average ending capital)	7.2%	6.8%	6.3%	5.8%	5.1%
Adjusted after-tax ROC (4 quarter trailing adjusted NOPAT / 5-quarter average ending adjusted capital)	18.9%	17.7%	16.7%	15.7%	14.5%

*Tax benefit on interest expense - net is generally presented using the reported effective rate.

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